UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G/A

(Amendment No. 5)

Under the Securities Exchange Act of 1934

NTS, INC. (f/k/a XFONE INC.)

(Name of Issuer)

Common Stock

(Title of Class of Securities)

62943B105

(CUSIP Number)

December 31, 2012

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☒	Rule 13d-1(c)
☐	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

SEC 1745 (12-02)

1.	names of reporting persons i.r.s. identification no. of above persons (entities only) Gagnon Securities LLC
2.	check the appropriate box if a group*	(a) ☐ (b) ☒
3.	sec use only
4.	citizenship or place of organization Delaware Limited Liability Company

number of shares	5.	sole voting power	0
beneficially owned by	6.	shared voting power	1,213,681
each reporting	7.	sole dispositive power	0
person with:	8.	shared dispostive power	1,213,681
9.	aggregate amount beneficially owned by each reporting person	1,213,681
10.	check box if the aggregate amount in row (9) excludes certain shares (See Instructions) ☐
11.	percent of class represented by amount in row (9)	2.95%
12.	type of reporting person (See Instructions)	IA, BD

13.	names of reporting persons i.r.s. identification no. of above persons (entities only) Neil Gagnon
14.	check the appropriate box if a group*	(a) ☐ (b) ☒
15.	sec use only
16.	citizenship or place of organization USA

number of shares	17.	sole voting power	1,796,915
beneficially owned by	18.	shared voting power	1,685,946
each reporting	19.	sole dispositive power	1,796,915
person with:	20.	shared dispostive power	1,747,574

21.	aggregate amount beneficially owned by each reporting person	3,544,489
22.	check box if the aggregate amount in row (9) excludes certain shares (See Instructions) ☐
23.	percent of class represented by amount in row (9)	8.61%
24.	type of reporting person (See Instructions)	IN

Item 1.
(a) Name of Issuer:	NTS, Inc. (f/k/a Xfone Inc.)

(b) Address of Issuer's Principal Executive Offices:	5307 W. Loop 289 Lubbock, TX 79414

Item 2.
(a) Name of Person Filing:

Gagnon Securities LLC (“GS”), an investment adviser registered with the Securities Exchange Commission (“SEC”) under the Investment Advisers Act of 1940, as amended, in its role as investment manager to several customer accounts, foundations, partnerships and trusts (collectively, the “Accounts”) to which it furnishes investment advice, may be deemed to beneficially own 1,213,681 shares of the Issuer’s Common Stock held in the Accounts. GS shares voting power and dispositive power with Neil Gagnon, the managing member and principal owner of GS, with respect to 1,086,063 shares of Common Stock held in the Accounts. GS shares voting and dispositive power with certain persons other than Mr. Gagnon with respect to 127,618 shares of Common Stock held in the Accounts. GS expressly disclaims beneficial ownership of all securities held in the Accounts. No single client’s interest as reported in the Accounts exceeds 5% of the Issuer’s Common Stock.

In addition to the shares of Common Stock held in the Accounts over which Mr. Gagnon shares voting and/or dispositive power with GS, Mr. Gagnon may be deemed to beneficially own 2,458,426 shares of the Issuer’s Common Stock in a private investment fund (the “Fund”), in personal accounts (the “Personal Accounts”), and in foundations, partnerships and trusts to which he furnishes investment advice (the “Other Accounts”). Mr. Gagnon has sole voting power and sole dispositive power with respect to 569,096 shares of Common Stock held in the Personal Accounts and 1,227,819 shares of Common Stock held in the Fund, he shares voting power with certain persons other than GS with respect to 599,883 shares of Common Stock held in the Other Accounts and he shares dispositive power with certain persons other than GS with respect to 661,511 shares of Common Stock held in the Other Accounts. Except for Common Stock held in the Personal Accounts, Mr. Gagnon expressly disclaims beneficial ownership of all securities held in the Accounts, the Other Accounts and the Fund. No single client’s interest as reported in the Accounts, the Personal Accounts, the Other Accounts or the Fund exceeds 5% of the Issuer’s Common Stock.

(b) Address of Principal Business Office or, if none, Residence:	1370 Ave. of the Americas, Suite 2400 New York, NY 10019

(c) Citizenship:	Gagnon Securities LLC: Delaware Limited Liability Company Neil Gagnon: USA

(d) Title of Class of Securities:	Common Stock

(e) CUSIP Number:	62943B105

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:
(a)	[ ]	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).

(b)	[ ]	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).

(c)	[ ]	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).

(d)	[ ]	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C 80a-8).

(e)	[ ]	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);

(f)	[ ]	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);

(g)	[ ]	A parent holding company or control person in accordance with § 240.13d-1(b)(1)(ii)(G);

(h)	[ ]	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i)	[ ]	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

(j)	[ ]	Group, in accordance with §240.13d-1(b)(1)(ii)(J).

Item 4.	Ownership.
Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.
(a)	Amount beneficially owned:	Gagnon Securities LLC: 1,213,681 Neil Gagnon: 3,544,489

(b)	Percent of class:

Gagnon Securities LLC: 2.95%

Neil Gagnon: 8.61%,

Calculation of percentage of beneficial ownership is based on approximately 41,186,596 outstanding shares as reported by the Issuer on its Form 10-Q dated November 14, 2012.

(c)	Number of shares as to which the person has:

	(i)	Sole power to vote or to direct the vote:	Gagnon Securities LLC: 0 Neil Gagnon: 1,796,915
	(ii)	Shared power to vote or to direct the vote:	Gagnon Securities LLC: 1,213,681 Neil Gagnon: 1,685,946
	(iii)	Sole power to dispose or to direct the disposition of:	Gagnon Securities LLC: 0 Neil Gagnon: 1,796,915
	(iv)	Shared power to dispose or to direct the disposition of:	Gagnon Securities LLC: 1,213,681 Neil Gagnon: 1,747,574

Item 5	Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [ ].

Item 6	Ownership of More than Five Percent on Behalf of Another Person

The Accounts, the Personal Accounts, the Other Accounts and the Fund described above in Item 2 have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, securities held in their respective accounts. To the knowledge of the Reporting Persons, the interest in any such account does not exceed 5% of the class of securities. Except to the extent described herein, each Reporting Person disclaims beneficial ownership of all such securities.

Items 7 – 9	Not Applicable

Item 10	Certification
(a)

The following certification shall be included if the statement is filed pursuant to §240.13d-1(c):

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 8, 2013 Date

GAGNON SECURITIES LLC

/s/ Neil Gagnon
Signature

Neil Gagnon
Name/Title

February 8, 2013
Date

Neil Gagnon

/s/ Neil Gagnon
Signature

The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative other than an executive officer or general partner of the filing person, evidence of the representative's authority to sign on behalf of such person shall be filed with the statement, provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties for whom copies are to be sent.

Attention:	Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001)